May 2, 2018

VIA EDGAR

Chris Edwards

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	AXA Equitable Life Insurance Company (“AXA Equitable”)
Registration Statement on Form S-3

File No. 333-222322

CIK 0000727920

Mr. Edwards:

As we discussed today, I have reviewed footnote 1 to the Calculation of Registration Fee table for this filing (File No.: 333-222322). I also reviewed several other Calculation of Registration Fee tables and their attendant footnotes in other registrants’ filings. After that review, the Company still believes that footnote 1 to the Calculation of Registration Fee table in this filing provides information that is informative and that footnote 1 is not confusing or misleading. Accordingly, the Company respectfully prefers not to delete footnote 1.

In addition, in this filing the Calculation of Registration Fee table discloses that the amount to be registered is $65,557,927. The Company believes the revised Calculation of Registration Fee table satisfies the Staff’s written comment (dated January 24, 2018). The Company further understands that it cannot register additional shares by post-effective amendment and is limited to the $65,557,927 registered in this filing as opposed to an indefinite amount.

On behalf of AXA Equitable and the principal underwriter, AXA Distributors, LLC, we hereby request acceleration of the effectiveness of the Registration Statement, pursuant to Rule 461 under the 1933 Act, so that the Registration Statement will be declared effective as of 5:30 eastern on May 2, 2018, or as soon as practicable thereafter. In this connection, AXA Equitable and the principal underwriter, AXA Advisors, LLC, have authorized me to represent on their behalf that they are aware of their obligations under the 1933 Act.

Please contact the undersigned at (319) 573-2676 if you have any questions regarding the Registration Statement.

Very truly yours,

/s/ Darin D. Smith
Darin D. Smith
AXA Equitable Life Insurance Company